SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner —————————

10 January 2000

REUTERS TO SUPPLY DOW JONES ENERGY SERVICES WORLDWIDE

London — Reuters, the global information and news group, will distribute from today the Dow Jones Energy Service, including both the Oil & Gas and the Power & Gas subsets, over its worldwide network.

Reuters energy clients will now be able easily and quickly to integrate Dow Jones energy news with Reuters news services on their screens and to benefit from this powerful combination of the two leading global news organisations covering energy markets.

Subscribers will also be able to access Dow Jones’ 36 electricity indices which will be available as part of the news packages or as a separate service over Reuters.

Martin Wadhwani, global head of commodities and energy, commented: “This is an important addition to our range of energy news and data sources. Our clients will significantly benefit from the combined strength of our two energy news services, which now provide a compelling solution to their information requirements.”

End

Contact:

Martin Wadhwani	Tel: +44 171 542 6559
Global Head of Commodities and Energy

Adrian Duffield	Tel: +44 171 542 4728
Manager, Group Corporate Relations
adrian.duffield@reuters.com

Note to editors

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world’s largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30 June 1999.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are trademarks of the Reuters group of companies.

Dow Jones Newswires provide real-time news for financial professionals across five asset classes: equities, fixed income, foreign exchange, commodities and energy. In addition to the Dow Jones Newswires, Dow Jones & Company (NYSE:DJ) publishes The Wall Street Journal and its international and interactive editions, Barron’s and SmartMoney magazines and other periodicals, dowjones.com, Dow Jones Indexes, and the Ottaway group of community newspapers. Dow Jones is co-owner with Reuters of Factiva and with NBC of the CNBC television operations in Europe and Asia

17 January 2000

No: 01/00

JOHN PARCELL TO LEAVE REUTERS

London — Reuters, the information and news group, announced today that John Parcell, chief executive of Reuters Information and a member of the Reuters Board, has decided to leave the group.

John Parcell, 53, said: “I have given much thought to my future goals and aspirations and have decided that this is a very good time to make a significant change. I have had a rewarding 30 years with Reuters, particularly the most recent period when we built and developed Reuters Information as the company’s leading business division. I wish my colleagues every success for the exciting future which awaits them.”

Sir Christopher Hogg, Reuters chairman, said: “On the Board’s behalf, I would like to pay tribute to the major contribution John Parcell has made to the success of Reuters during his long career with the company. He leaves with the warm wishes of all his colleagues.”

Parcell joined Reuters as a journalist in 1969 and held a number of international posts in both Editorial and Marketing functions. In 1990, he became managing director for Reuters UK and Ireland. He joined the main Board in October 1996 with responsibility for Reuters core financial information product lines and took up his present role in January 1999.

Thomas Glocer, president Reuters America, will manage the Information business on a day-to-day basis. He will join the Group Executive, the company’s senior management committee. A further announcement will be made shortly.

End

Contact:

Peter.V.Thomas	Tel: 0171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Geoff Wicks	Tel: 0171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Note to editors

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world’s largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30 June 1999.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are trademarks of the Reuters group of companies.

19 January 2000

REUTERS LAUNCHES DEALING 3000

London – Reuters today announced the launch of Dealing 3000, the next generation of Reuters Dealing products. Dealing 3000 brings significant evolutionary enhancements to the current Dealing 2000 core products and offers users greater integration and flexibility through a new platform (NT4), a shared environment and a brand new look and feel.

Key features include a choice of flexible screen layouts that enable traders to tailor the design of their keystations to their specific requirements. For the first time, traders have the ability to integrate core Reuters information services and to run other applications in conjunction with the Dealing 3000 keystation whilst ensuring performance and security are maintained. A new matching panel display allows the trader to focus on a single currency pair, whilst the traditional grid display has been enhanced to allow viewing of up to 20 currencies on one screen. In addition, there is a dedicated display for viewing matching activity. There is a completely new Broadcast facility for easy transmission of text and price information and a total of 26 conversations is possible per keystation where the previous maximum was four.

Marion King, head of Reuters Money Transaction Systems, commented: “Dealing 3000 was developed in response to the stated requirements of our customers and is thus designed to provide enhancements that will bring the greatest benefit to traders. Using state of the art technology, this strong new product offers better value for money as well as more standardised packaging. Beta testing in 10 countries has produced extremely positive feedback from users. We have exciting plans for a range of further enhancements and new products that will embrace new technologies and will develop a broader integrated solution for our customers.”

The Dealing 3000 programme takes a phased approach with the first two deliverables, Dealing 3000 Direct and Dealing 3000 Spot Matching, replacing Dealing 2000-1 and Dealing 2000-2 Spot respectively.

END

Contact:

Peter.V.Thomas	Tel: 0171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Note to editors

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world’s largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30 June 1999.

For more details see www.reuters.com/aboutreuters

Dealing 2000-1

Launched in 1989, Dealing 2000-1 is the world’s premier global dealing network. It is a 24-hour, seven-days-a-week conversational service, and at the same time the platform for both spot and forwards Matching. Dealing 2000-1 is the market leader, with over 21,000 user accesses in 113 countries handling around 230,000 conversations per day.

For over 10 years the reliability, security and speed offered by Dealing 2000 has resulted in playing a key role in growing liquidity across the financial markets.

The conversational service has been increasingly used in related FX/ money sectors, for example there are large numbers of bullion and derivative traders actively trading over Dealing 2000-1. Today, this conversational dealing service is estimated to be used for around half the world’s foreign exchange trading.

Dealing 2000-2

Launched in 1992, Dealing 2000-2 is an anonymous, electronic price matching system. It offers real-time foreign exchange Spot rates in 33 currency pairs. Prices are pre-screened for credit, so that traders know they can deal on the prices they see. Credit limits are set and maintained by the designated bank staff and can be modified at any time during the trading day. Access to the credit file is password driven and completely confidential.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.